

March 29, 2023

Ming Yi
Chief Financial Officer
Future FinTech Group Inc.
Americas Tower
1177 Avenue of the Americas
Suite 5100
New York, NY 10036

   Re: Future FinTech Group Inc.
     Form 10-K/A for the Fiscal Year Ended December 31, 2021
     Filed March 22, 2023
     File No. 001-34502

Dear Ming Yi:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Jeffrey Li